

November 5, 2024

Sumit Sharma
Chief Executive Officer
Microvision, Inc.
18390 NE 68th Street
Redmond, WA 98052

> **Re: Microvision, Inc.**
> **Registration Statement on Form S-3**
> **Filed on October 25, 2024**
> **File No. 333-282840**

Dear Sumit Sharma:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed on October 25, 2024

General

1. We note that you seek to register shares of common stock underlying the Convertible Note that are issuable in the future. Section 1(e) of the Securities Purchase Agreement, dated October 14, 2024, states that the Buyer "shall only be required to purchase from the Company such Subsequently Purchased Notes as is set forth on the applicable Subsequently Purchased Notes Notice if such Subsequently Purchased Notes Notice is accepted by the Buyer exercising its sole discretion." Please note that it is not appropriate to register the resale of common stock underlying a convertible security that has not yet been issued unless the selling shareholder is irrevocably bound to purchase the convertible security and is at market risk at the time the registration statement is filed. Here, it appears that the Buyer is able to exercise its discretion in purchasing Subsequently Purchased Notes, and so is not irrevocably

bound to purchase the securities. Please revise your registration statement as necessary to remove the resale of all shares underlying the Subsequently Purchased Notes, or advise. Refer to Question 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Thomas Fraser